EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 4, 2015
Fixed charges:

Interest expense*	$65
Estimated interest portion of rents	20

Total fixed charges	$85

Income:

Income from continuing operations before income taxes	$425
Fixed charges	85
Eliminate pretax income of Finance group	(16)

Adjusted income	$494

Ratio of income to fixed charges	5.81

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.